FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	IBM and RIM to Fuel Enterprise Collaboration and Social Networking on the BlackBerry Platform for Mobile Business	3

Document 1

IBM and RIM to Fuel Enterprise Collaboration and Social Networking on the BlackBerry Platform for Mobile Business

BlackBerry Applications for Lotus Software Now Available from IBM

ORLANDO, FL & LOTUSPHERE - 18 Jan 2010: IBM    (http://www.ibm.com/investor) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of rich, new social networking applications for BlackBerry® smartphones.

By demand of their mutual customers, IBM and RIM are bringing the BlackBerry® Client for IBM Lotus Quickr and a new version of the BlackBerry® Client for IBM Lotus Connections to market through IBM.

The new social software offerings will be showcased at the 17th annual Lotusphere conference in Orlando, Florida this week.

According to a recent report, Gartner expects to see steep growth rates for sales of premises- and cloud-based social networking services. As the industry moves toward the three billion phones worldwide with the purpose of providing communications and collaboration anytime and anywhere, Gartner expects more people to spend significant time using collaborative tools on these devices.*

Lotus Connections social software on BlackBerry smartphones enables mobile workers to more easily tap into their colleagues' expertise and internal knowledge bases.  Lotus Quickr software allows them to more easily collaborate on documents and files. Lotus Sametime brings secure enterprise Instant Messaging into the mix. Together these mobile apps allow workers to more easily and effectively participate on team projects while outside the office or away from their desks.

“The combination of Lotus Software and the BlackBerry Enterprise Solution offers customers an unparalleled enterprise social networking and collaboration solution that can help busy professionals work smarter on the move," said Alistair Rennie, general manager, IBM Lotus Software. "This new agreement between IBM and RIM reinforces our mutual commitment to customers."

"We are making Lotus Software easily accessible to customers who are already working through IBM sales channels," said Jeff McDowell, Senior Vice President, Alliances at Research In Motion. "This agreement expands RIM's channels of distribution and helps us meet the growing market demand for enterprise social networking and collaboration solutions."

For close to ten years, IBM's Mobile Enterprise Services organization has managed and maintained the BlackBerry Enterprise Solution for customers. IBM delivers comprehensive services that allow IBM's clients to transform their enterprise by bringing together the power of the BlackBerry Enterprise Solution, IBM software and IBM services and support. Along with telecommunications providers around the world, IBM already provides these services to a wide range of clients worldwide.

For more information about BlackBerry apps for Lotus software, visit www.ibm.com/lotus/mobile.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In

Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and   may be pending or registered in other countries. All other brands, product names,  company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Contact(s) information

Michelle McIntyre
IBM Media Relations
408-621-1686 (m)
mc@us.ibm.com

Marisa Conway
Brodeur Partners (PR agency for RIM)
212-336-7509
mconway@brodeur.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 19, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer